June 16, 2003




            [WILDER RICHMAN HISTORIC PROPERTIES II, L.P. LETTERHEAD]

                             LETTER TO UNIT HOLDERS



     Re:    Wilder Richman Historic Properties II, L.P.

Dear unit holder:

     As you may know, a tender offer to purchase up to 80 units, or 10% of the outstanding units of Wilder Richman Historic Properties II, L.P. (the "Partnership") has been announced by Millenium Management, LLC (the "Millenium Offer") at a purchase price of $9,200 per unit (the "Offer Price"). The Partnership has filed with the Securities and Exchange Commission (the "SEC") a statement on Schedule 14D-9 relating to the Millenium Offer. A copy of that
Schedule 14D-9, which you should read carefully, is enclosed with this letter.

     In addition, on May 2, 2003, the Partnership filed with the SEC preliminary proxy materials, which were amended and filed with the SEC on June 16, 2003 (the "Proxy Materials"). Through the ownership of interests in three operating limited partnerships, the Partnership is the indirect owner of the 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). The Proxy Materials ask unit holders to vote for or against the sale of the Property. The general partner of the Partnership, Wilder Richman Historic Corporation, currently estimates that a sale at the highest offered price of $33 million would result in net proceeds to the unit holders of approximately $13,000 per unit, depending in part on the level of the Partnership's cash reserves at the time of the sale. To allow for potential reductions in the offered sale prices following due diligence, the general partner is asking unit holders to vote whether or not to authorize the sale of the Property at a price that would result in cash to the unit holders of at least $9,000 per unit (the "Minimum Sale Price").

     Assuming no significant further deterioration of the national or local economies, the general partner is optimistic about the long-term prospects of the Property, but makes no recommendation as to whether you should tender your units pursuant to the Millenium Offer. The general partner recognizes that each unit holder's personal financial situation is unique, and while some unit holders may prefer to liquidate their investment now, others may prefer the Partnership to continue to hold the Property with a goal of maximizing potential benefits. Unit holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decision as to these matters.

     Each unit holder should carefully consider all of the surrounding circumstances and available information. Considerations that could affect a unit holder's decision about the Millenium Offer may include, but are by no means limited to, the following:

     o If a unit holder does not tender its units, and if a sale is consented to by unit holders and is completed, the unit holder would receive cash estimated at between $9,000 to $13,000 per unit. While the Minimum Sale Price would be $200 less per unit than the Offer Price, there is a reasonable potential for the sale price to exceed the Offer Price by as much as $3,800 per unit, depending upon many factors. The factors on which the

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          sale price depends would likely include the results of the purchaser's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. Also, the amount of the distribution following a sale would include cash on hand from operations. Accordingly, the size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to sale, which amount is expected to be larger the later in the year a sale were to occur.

     o If a unit holder does tender all of its units, the unit holder will not receive the previously announced cash distribution of $1,325 per unit. The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The Partnership announced (prior to the Millenium Offer) that it intends to make a cash distribution in 2003 based on 2002 operations of $1,325 per unit. Assuming a unit were valued at the Offer Price of $9,200, this distribution would represent a 14.4% return on the value of the unit. The Partnership has not yet determined when it will make this distribution, but intends to make it before the end of the calendar year unless the Property is sold. If the Property is sold, this amount together with any other cash on hand less funds needed for expenses may be distributed together with the net proceeds of sale. The general partner of the operating limited partnerships has indicated that it intends to make an annual analysis of cash flow performance when considering the amount, if any, of future cash distributions to the Partnership. The general partner of the operating limited partnerships estimates that, if the level of cash flow for 2003 continues, the distribution for 2003 (payable in 2004) would likely be in the same range as the 2002 distribution (payable in 2003). If the Property is not sold and that were the case, the Partnership would intend to make a distribution in 2004 in an amount similar to the intended distribution for 2003. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

           A unit holder will not receive any distributions from the Partnership for units tendered in the Offer. If the Partnership were to make the 2003 distribution after Millenium became the owner of the units, Millenium would receive that distribution. If the Partnership were to make the 2003 distribution prior to the time that Millenium became the owner of the units, Millenium has said that it will reduce the per unit amount of cash paid in the Offer by the per unit amount of the distribution.

     o As the Millenium Offer is only for a maximum of 10% of the units, unit holders who tender in the Millenium Offer may retain a portion of the units if the Millenium Offer is oversubscribed. Unit holders should therefore be aware that not all units tendered may be accepted for payment. Unit holders who do not tender all of their units, or who tender all of their units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the units that they continue to hold.

     o All unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering units in the Millenium Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their units are purchased in the Offer. If a unit holder sells only a portion of its units, the tendering unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the documents relating to the Millenium Offer. If a unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable

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          limitation). There will be other tax consequences to individual unit holders as a result of accepting the Millenium Offer or any other tender offer and those tax consequences could vary significantly for each unit holder based on such unit holder's unique tax situation or other circumstances. Please consult your own tax advisor.

     o If a unit holder tenders to Millenium at $9,200 per unit in cash now, and the full unit is purchased, the unit holders, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions after 2003 are not made. Also, unit holders may have different views over whether to take an assured amount in the Millenium Offer of $9,200 per unit in cash now -- which is $200 higher than the Minimum Sale Price -- or to receive a certain distribution of $1,325 per Unit in 2003 and possible additional distributions, including if the Property is sold. The Partnership and the general partner believe that unit holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in the Millenium Offer or continuing to hold the units and other relevant personal considerations.

     o The general partner strongly recommends that all unit holders complete and return to the Partnership the consent form included in the Proxy Materials, whether or not they accept the Millenium Offer. If the Millenium Offer becomes oversubscribed, a tendering unit holder will retain a portion of its unit(s) and the voting rights of that partial unit. A tendering unit holder will retain its voting rights until such time as the transfer of its unit(s) becomes effective, which under the Partnership's partnership agreement is as of the first day of the month following the Partnership's receipt of satisfactorily completed documentation.

     The foregoing are only some of the considerations that may be relevant to unit holders. These and certain other matters are mentioned in greater detail in the enclosed Schedule 14D-9.




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     Your decision is not required immediately. The Millenium Offer is scheduled to expire on July 2, 2003. All unit holders are advised to carefully consider the Millenium Offer, the Proxy Materials and their alternatives.

                                    Very truly yours,

                                    WILDER RICHMAN HISTORIC PROPERTIES II, LP

                                    By:   Wilder Richman Historic Corporation,
                                          General Partner


                                          Gina K. Dodge
                                          Secretary



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